Mail Stop 6010

September 26, 2007

Martin J. Sullivan
Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, NY 10270

      Re: American International Group, Inc.
                Definitive Proxy Statement
                Filed April 6, 2007
                File No. 001-08787

Dear Mr. Sullivan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

2006 Non-Management Director Compensation Table, page 18

1.   Disclose the assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis, page 24

2.   It appears from your disclosure that you establish performance goals for the payment of your annual cash bonuses, performance RSUs granted under the Partners Plan and long-term performance cash awards granted under the Senior Partners Plan at the beginning of each performance year. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006 compensation. Please disclose the goals you have set for the current year and provide an analysis of how such goals will affect the calculation of amounts awarded to your named executive officers under the various and related elements of your compensation program. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

3.   Please discuss and analyze how each of the various elements of compensation fit into your overall compensation objectives and affect decisions regarding other elements under your compensation program. See Item 402(b)(1)(vi) of Regulation S-K.

Multiple components reward balanced short-term and long-term performance, page 24

4.   We note that the amounts paid under your various compensation elements depend on achieving the corporate performance goals that are generally described in the first three bullet points of this section. Please disclose the specific corporate objectives required to be achieved in order for each named executive officer to receive the related form of compensation. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information

would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Performance RSUs granted under the Partners Plan, page 27

5.   You disclose that the "target performance corridor" was established at 10 percent to 12 percent growth in AIG's adjusted earnings per share for 2006 and 2007 for the Performance RSUs. Please also disclose the relevant percentages for the "threshold" and "maximum" levels.

Long-term performance cash awards granted under the Senior Partners Plan, page 27

6.   Please disclose how the number of units granted under the Senior Partners Plan to each named executive officer is determined.

Independent consultant, page 30

7.   With respect to the engagement of Frederic W. Cook & Co., Inc., disclose the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Cash bonuses, page 31

8.   The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in the amounts of the target performance-based bonuses and the actual amounts awarded to Mr. Sullivan and Mr. Bensinger in 2006 as cash bonuses. Please provide a more detailed discussion of how and why the compensation of your chief executive officers materially differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those that apply to the other officers, those policies or decisions should be discussed on an individualized basis.

Potential Payments on Termination, page 45

9.   You disclose that under the Employment Agreements the amount of severance
        and the benefit continuation periods indicated in the second through fourth bullet
        points are tied to a three year period. Similarly, we note the formula in the first
        bullet point under "Executive Severance Plan" pursuant to which the potential
        severance benefits will be calculated. Please discuss and analyze how and why
        the specified periods and formulas were agreed to by the company.

10.   You disclose that the various payments in the table on page 48 are payable to your
        named executive officers upon termination by AIG for "Cause," by the executive
        with or without "Good Reason," and by AIG without "Cause." Please briefly
        define these terms. Refer to Item 402(b)(2)(xi) of Regulation S-K.

        Please respond to our comments by October 26, 2007, or tell us by that time when
you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney